SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

                    Uner the Securities Exchange Act of 1934


                             METHOD PRODUCTS CORP.
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                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
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                         (Title of Class of Securities)


                                   591518105
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                                 (CUSIP Number)


                              METHOD PRODUCT CORP.
           1301 West Copans Road, Suite F-1, Pompano Beach, FL 22064
                                 (954) 968-1913
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 29, 2001
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Mark Antonucci
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


          PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          USA
________________________________________________________________________________
               7    SOLE VOTING POWER             2,434,065 (inludes 66,106
                                                  shares underlying presently
  NUMBER OF                                       exercisable option)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER           -0-
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER        2,434,065 (includes 66,106
                                                  shares underlying presently
  REPORTING                                       exercisable option)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER      -0-
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,434,065 (includes 66,106 shares underlying presently exercisable option)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     11%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________________________________________________________________
Item 1.  Security and Issuer.


     Common Stock, $.0001 par value of Method Products Corp., a Florida corp.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Name of Person Filing:        Mark Antonucci

     (b)  Business Address:             1301 West Copans Road, Suite F-1,
                                        Pompano Beach, FL 33064

     (c)  Present Occupation:           Director, Chief Executive Officer and
                                        Secretary of Method Products Corp., a
                                        full service communications systems
                                        provider located at 1301 West Copans
                                        Road, Suite F-1, Pompano Beach, FL 33064

     (d) During the last five years the Report Person has not been convicted in a criminal proceeding.

     (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.


          Personal funds of the Reporting Person aggregating $109.60
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)  The exercise of an option previously granted to the Reporting Person.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Reporting Person beneficially owns an aggregate of 2,434,065 (includes 66,106 shares underlying presently exercisable option) shares of which he has sole voting and dispositive power.

     (b) No transactions have been effected during the past sixty days by the Reporting Person.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


          The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


          None
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             July 9, 2001
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Mark Antonucci
                                        ----------------------------------------
                                                       (Signature)


                                         Mark Antonucci, Chief Executive Officer
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).